                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933

                          For the month of January 2007

                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)

                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F   X     Form 40-F
                    -----             -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

          Yes         No   X
              -----      -----

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______________.)

This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).

                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BANCOLOMBIA S.A.
                                        (Registrant)


Date: January 29, 2007                  By /s/ JAIME ALBERTO VELASQUEZ B.
                                           -------------------------------------
                                        Name: Jaime Alberto Velasquez B.
                                        Title: Vice President of Finance

                                                                            CIB
                                                                          LISTED
(BANCOLOMBIA LOGO)                                                         NYSE

           UNCONSOLIDATED NET INCOME OF PS 81,250 MILLION IN DECEMBER

                 TOTALING PS 582,365 MILLION FOR THE YEAR 2006 *

MEDELLIN, COLOMBIA, JANUARY 29, 2007

BANCOLOMBIA reported unconsolidated net income of Ps 81,250 million during the past month of December, accumulating Ps 582,365 million for the year 2006.

During December, total net interest income, including investment securities amounted to Ps 158,173 million. Additionally, total net fees and income from services totaled in the month Ps 48,094 million.

Total assets amounted to Ps 26.68 trillion, total deposits totaled Ps 18.74 trillion and BANCOLOMBIA's total shareholders' equity amounted to Ps 3.38 trillion.

BANCOLOMBIA's (unconsolidated) level of past due loans as a percentage of total loans was 2.35% as of December 31, 2006, and the level of allowance for past due loans was 146.97%.

As previously announced on December 21, 2006, BANCOLOMBIA purchased mortgage-backed TIPS, fixed rate in Pesos, in a public offering made by Titularizadora Colombiana S.A. The purchase amounted to Ps. 223,234.8 million.

     - BANCOLOMBIA sold mortgage loans to Titularizadora Colombiana amounting to approximately Ps. 318,657 million. These mortgage loans were secured by the Titularizadora through the issuance of securities TIPS. BANCOLOMBIA's profits from the sale of such interest earning mortgage loans amounted to Ps 2,720 million.

MARKET SHARE

According to ASOBANCARIA (Colombia's national banking association), BANCOLOMBIA's market share of the Colombian Financial System in November 2006 was as follows: 18.7% of total deposits, 20.3% of total net loans, 19.8% of total savings accounts, 21.0% of total checking accounts and 13.8% of total time deposits.

* This report corresponds to the unconsolidated financial statements of BANCOLOMBIA. The numbers contained herein are subject to review by the relevant Colombian authorities. This information has been prepared in accordance with generally accepted accounting principles in Colombia and is stated in nominal terms.

CONTACTOS

SERGIO RESTREPO       JAIME A. VELASQUEZ    MAURICIO BOTERO
VP EJECUTIVO          VP FINANCIERO         GERENTE RI
TEL.: (574) 5108668   TEL.: (574) 5108666   TEL.: (574) 5108866

                                                                            CIB
                                                                          LISTED
(BANCOLOMBIA LOGO)                                                         NYSE

                                                                                               GROWTH
BANCOLOMBIA S.A.                                                   AS OF                  ---------------
BALANCE SHEET                                      ------------------------------------    MONTH   ANNUAL
(Ps Millions)                                        DEC-05       NOV-06       DEC-06        %        %
----------------                                   ----------   ----------   ----------   ------   ------
ASSETS
Cash and due from banks                             1.111.260    1.051.474    1.378.410    31,09%   24,04%
Overnight funds sold                                  211.907      231.186      552.522   138,99%  160,74%
TOTAL CASH AND EQUIVALENTS                          1.323.167    1.282.660    1.930.932    50,54%   45,93%
DEBT SECURITIES                                     7.267.866    4.226.693    4.514.991     6,82%  -37,88%
Trading                                             4.796.533    1.989.971    2.112.434     6,15%  -55,96%
Available for Sale                                  1.361.992    1.059.056    1.249.498    17,98%   -8,26%
Held to Maturity                                    1.109.341    1.177.666    1.153.059    -2,09%    3,94%
EQUITY SECURITIES                                     843.875      895.807      876.283    -2,18%    3,84%
Trading                                                 3.630        2.466        2.478     0,49%  -31,74%
Available for Sale                                    840.245      893.341      873.805    -2,19%    3,99%
Market value allowance                                -59.924      -39.548      -44.437    12,36%  -25,84%
NET INVESTMENT SECURITIES                           8.051.817    5.082.952    5.346.837     5,19%  -33,59%
Commercial loans                                    9.527.651   13.421.696   13.511.829     0,67%   41,82%
Consumer loans                                      2.059.243    2.592.230    2.669.962     3,00%   29,66%
Small business loans                                  115.029       94.760       91.078    -3,89%  -20,82%
Mortgage loans                                      1.453.686    1.592.664    1.376.436   -13,58%   -5,31%
Allowance for loans and financial leases losses      -550.304     -611.937     -606.810    -0,84%   10,27%
NET TOTAL LOANS AND FINANCIAL LEASES               12.605.305   17.089.413   17.042.495    -0,27%   35,20%
Accrued interest receivable on loans                  151.407      198.639      197.655    -0,50%   30,55%
Allowance for accrued interest losses                  -7.390       -8.145       -8.288     1,76%   12,15%
NET TOTAL INTEREST ACCRUED                            144.017      190.494      189.367    -0,59%   31,49%
Customers' acceptances and derivatives                134.963      193.931      166.438   -14,18%   23,32%
Net accounts receivable                               383.278      284.726      355.054    24,70%   -7,36%
Net premises and equipment                            336.781      362.322      370.070     2,14%    9,88%
Foreclosed assets                                      29.478       16.952       16.567    -2,27%  -43,80%
Prepaid expenses and deferred charges                  13.606       28.326       26.261    -7,29%   93,01%
Goodwill                                               50.959       42.468       40.164    -5,43%  -21,18%
Other                                                 159.187      530.041      464.118   -12,44%  191,56%
Reappraisal of assets                                 673.943      739.942      735.445    -0,61%    9,13%
                                                   ----------   ----------   ----------   ------   ------
TOTAL ASSETS                                       23.906.501   25.844.227   26.683.748     3,25%   11,62%
                                                   ==========   ==========   ==========   ======   ======
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
DEPOSITS
NON-INTEREST BEARING                                3.647.560    3.781.653    4.937.964    30,58%   35,38%
Checking accounts                                   3.292.768    3.465.836    4.475.036    29,12%   35,90%
Other                                                 354.792      315.817      462.928    46,58%   30,48%
INTEREST BEARING                                   10.578.919   13.586.348   13.806.018     1,62%   30,50%
Checking accounts                                     278.139      309.010      352.211    13,98%   26,63%
Time deposits                                       2.840.184    3.590.911    3.481.386    -3,05%   22,58%
Savings deposits                                    7.460.596    9.686.427    9.972.421     2,95%   33,67%
TOTAL DEPOSITS                                     14.226.479   17.368.001   18.743.982     7,92%   31,75%
Overnight funds                                     1.012.348      752.069      837.663    11,38%  -17,26%
Bank acceptances outstanding                           62.502       98.948       62.168   -37,17%   -0,53%
Interbank borrowings                                1.706.611    1.083.073    1.010.340    -6,72%  -40,80%
Borrowings from domestic development banks            978.705      723.525      717.669    -0,81%  -26,67%
Accounts payable                                      952.592    1.062.255      746.176   -29,76%  -21,67%
Accrued interest payable                              124.904      122.451      118.838    -2,95%   -4,86%
Other liabilities                                     342.130      203.437      268.124    31,80%  -21,63%
Bonds                                               1.195.719      750.854      702.256    -6,47%  -41,27%
Accrued expenses                                       88.619      386.090       99.267   -74,29%   12,02%
                                                   ----------   ----------   ----------   ------   ------
TOTAL LIABILITIES                                  20.690.609   22.550.703   23.306.483     3,35%   12,64%
                                                   ==========   ==========   ==========   ======   ======
SHAREHOLDER'S EQUITY                                                                        0,00%    0,00%
SUBSCRIBED AND PAID IN CAPITAL                        363.914      363.914      363.914     0,00%    0,00%
RETAINED EARNINGS                                   1.598.679    1.730.058    1.811.308     4,70%   13,30%
Appropiated                                           861.290    1.228.943    1.228.943     0,00%   42,69%
Unappropiated                                         737.389      501.115      582.365    16,21%  -21,02%
REAPPRAISAL AND OTHERS                              1.195.934    1.198.704    1.194.210    -0,37%   -0,14%
GROSS UNREALIZED GAIN OR LOSS ON DEBT SECURITIES       57.365          848        7.833   823,70%  -86,35%
                                                   ----------   ----------   ----------   ------   ------
TOTAL SHAREHOLDER'S EQUITY                          3.215.892    3.293.524    3.377.265     2,54%    5,02%
                                                   ==========   ==========   ==========   ======   ======
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY         23.906.501   25.844.227   26.683.748     3,25%   11,62%
                                                   ==========   ==========   ==========   ======   ======

                                                                            CIB
                                                                          LISTED
(BANCOLOMBIA LOGO)                                                         NYSE

BANCOLOMBIA S.A.                                                     ACCUMULATED         GROWTH         MONTH          GROWTH
INCOME STATEMENT                                                ---------------------    ANNUAL   -----------------    MONTH
(Ps Millions)                                                     DEC-05      DEC-06       %       NOV-06    DEC-06      %
----------------                                                ---------   ---------   -------   -------   -------   -------
INTEREST INCOME AND EXPENSES
Interest on loans                                               1.750.753   1.896.467      8,32%  174.536   189.775      8,73%
Interest on investment securities                                 678.350     166.753    -75,42%   21.532    31.886     48,09%
Overnight funds                                                    22.990      29.049     26,35%    2.396     4.162     73,71%
TOTAL INTEREST INCOME                                           2.452.093   2.092.269    -14,67%  198.464   225.823     13,79%
Interest expense
Checking accounts                                                   5.991       7.797     30,15%      554       939     69,49%
Time deposits                                                     267.166     219.760    -17,74%   23.104    16.747    -27,51%
Savings deposits                                                  241.245     264.087      9,47%   25.985    30.956     19,13%
TOTAL INTEREST ON DEPOSITS                                        514.402     491.644     -4,42%   49.643    48.642     -2,02%
Interbank borrowings                                               52.148      95.536     83,20%    3.329     5.512     65,58%
Borrowings from domestic development banks                         72.007      55.193    -23,35%    4.171     4.047     -2,97%
Overnight funds                                                    46.699      65.179     39,57%    6.618     4.516    -31,76%
Bonds                                                             112.779      75.866    -32,73%    5.473     4.933     -9,87%
TOTAL INTEREST EXPENSE                                            798.035     783.418     -1,83%   69.234    67.650     -2,29%
NET INTEREST INCOME                                             1.654.058   1.308.851    -20,87%  129.230   158.173     22,40%
Provision for loan and accrued interest losses, net              (134.378)   (173.890)    29,40%   (6.944)    1.700   -124,48%
Recovery of charged-off loans                                      58.160      64.879     11,55%    8.670     5.049    -41,76%
Provision for foreclosed assets and other assets                  (82.492)    (34.132)   -58,62%  (11.619)    2.407   -120,72%
Recovery of provisions for foreclosed assets and other assets      55.663      81.511     46,44%    4.489    12.996    189,51%
TOTAL NET PROVISIONS                                             (103.047)    (61.632)   -40,19%   (5.404)   22.152   -509,92%
NET INTEREST INCOME AFTER PROVISION FOR LOANS
AND ACCRUED INTEREST LOSSES                                     1.551.011   1.247.219    -19,59%  123.826   180.325     45,63%
Commissions from banking services and other services               67.438      83.167     23,32%    6.262     9.726     55,32%
Electronic services and ATM's fees, net                           101.299      85.049    -16,04%    5.754     7.271     26,36%
Branch network services, net                                       48.984      62.403     27,39%    8.063     9.184     13,90%
Collections and payments fees, net                                 56.670      74.708     31,83%    8.026     8.507      5,99%
Credit card merchant fees, net                                     10.076       8.150    -19,11%      531       977     83,99%
Credit and debit card fees, net                                   205.606     238.898     16,19%   21.109    16.425    -22,19%
Checking fees, net                                                 54.958      60.261      9,65%    5.130     5.914     15,28%
Check remittance, net                                              10.579      11.040      4,36%      855       837     -2,11%
International operations, net                                      23.141      28.089     21,38%    2.385     2.575      7,97%
TOTAL FEES AND OTHER SERVICE INCOME                               578.751     651.765     12,62%   58.115    61.416      5,68%
Other fees and service expenses                                   (55.055)    (83.345)    51,38%   (7.482)  (13.322)    78,05%
TOTAL FEES AND INCOME FROM SERVICES, NET                          523.696     568.420      8,54%   50.633    48.094     -5,01%
OTHER OPERATING INCOME
Net foreign exchange gains                                        (51.287)     65.383   -227,48%    5.931   (20.474)  -445,20%
Forward contracts in foreign currency                             140.833      48.787    -65,36%   10.996    29.518    168,44%
Gains on sales of investments on equity securities                  7.859      63.913    713,25%       --    (3.408)         *
Gains on sale of mortgage loan                                         --      14.371          *       --     2.720          *
Dividend income                                                   100.066     128.188     28,10%     (414)       --          *
Communication, rent payments and others                             1.668       1.565     -6,18%      115       115      0,00%
TOTAL OTHER OPERATING INCOME                                      199.139     322.207     61,80%   16.628     8.471    -49,06%
TOTAL INCOME                                                    2.273.846   2.137.846     -5,98%  191.087   236.890     23,97%
OPERATING EXPENSES
Salaries and employee benefits                                    502.604     555.075     10,44%   50.199    53.086      5,75%
Bonus plan payments                                                19.126      28.858     50,88%   11.938     1.885    -84,21%
Compensation                                                        7.189       5.680    -20,99%      542     2.022    273,06%
Administrative and other expenses                                 643.934     672.213      4,39%   61.449    75.699     23,19%
Deposit security, net                                              48.574      57.331     18,03%    5.234     4.113    -21,42%
Donation expenses                                                     448      22.479   4917,63%    1.328    20.968   1478,92%
Depreciation                                                       65.494      80.042     22,21%    7.558     9.584     26,81%
TOTAL OPERATING EXPENSES                                        1.287.369   1.421.678     10,43%  138.248   167.357     21,06%
NET OPERATING INCOME                                              986.477     716.168    -27,40%   52.839    69.533     31,59%
Merger expenses                                                    37.148      35.779     -3,69%    3.175       889    -72,00%
Goodwill amortization                                              22.648      25.814     13,98%    2.305     2.304     -0,04%
NON-OPERATING INCOME (EXPENSE)
Other income                                                       89.826     160.795     79,01%    1.611    21.093   1209,31%
Other expense                                                     (87.447)   (133.601)    52,78%   (5.124)  (12.618)   146,25%
TOTAL NON-OPERATING INCOME                                          2.379      27.194   1043,09%   (3.513)    8.475   -341,25%
INCOME BEFORE INCOME TAXES                                        929.060     681.769    -26,62%   43.846    74.815     70,63%
Income tax expense                                               (191.671)    (99.404)   -48,14%        3     6.435          *
                                                                ---------   ---------   -------   -------   -------   -------
NET INCOME                                                        737.389     582.365    -21,02%   43.849    81.250     85,29%
                                                                =========   =========   =======   =======   =======   =======